1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 31, 2005	By	/s/ Chen Guangshui
Chen Guangshui,
Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole of any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED

AT THE 3RD MEETING OF THE THIRD SESSION OF

THE BOARD OF DIRECTORS

The 3rd meeting of the third session of the board of directors of the Company was held on 26 October 2005 in the Company’s headquarters. Several resolutions were passed by the board of directors of the Company, which are set out in this announcement.

This announcement is made pursuant to the disclosure requirement under rule 13.09(2) of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

Notice of the 3rd meeting of the third session of the board of directors of Yanzhou Coal Mining Company Limited (the “Company”) was given to the directors in writing by post or by e-mail on 12 October 2005. The meeting was held on 26 October 2005 in the Company’s headquarters at 298 South Fushan Road, Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Thirteen directors were called upon for the meeting and all of them were present, complying with the requirements of PRC laws and regulations including PRC Company Law and the Company’s articles of association. Both the calling of this meeting and its subsequent resolutions passed are lawful and valid.

After discussions and considerations, the directors unanimously resolved to pass the following resolutions.

1.	To approve “The 2005 Third Quarterly Report of Yanzhou Coal Mining Company Limited”

Approved the report. The Company’s 2005 third-quarter operating results were announced in both the PRC and overseas simultaneously on 27 October 2005.

2.	To approve “Rectification and Improvement Proposals in Response to the On-site Inspection of Yanzhou Coal Mining Company Limited”

Approved the proposal. Please refer to the Company’s announcement regarding the Rectification and Improvement Proposals in Response to the On-site Inspection of Yanzhou Coal Mining Coal Company Limited published on 27 October 2005 in China Securities Journal and Shanghai Securities News in the PRC, as well as Wen Wei Po and South China Morning Post in Hong Kong, for more information.

This announcement is made pursuant to the disclosure requirement under rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 26 October 2005

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310